

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

<u>Via E-mail</u>
Mr. Richard C. Tarapchak
Vice President and Controller
Navistar International Corporation
2701 Navistar Drive
Lisle, Illinois 60532

      Re: **Navistar International Corporation**
              Form 10-K for the fiscal year ended October 31, 2011
              Filed December 20, 2011
              File No. 001-09618

Dear Mr. Tarapchak:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief